EXHIBIT 99.55

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com
NEWS RELEASE

February 4, 2002
TSE Symbol: GAM
Press Release #4-2002	Issued: 28,174,316 Shares

GAMMON LAKE ISSUES TEXT OF BOLNISI GOLD PRESS RELEASE
RE OCAMPO PROJECT STRATEGIC ALLIANCE

Further to a press release issued by Gammon Lake Resources Inc. dated January 28th, 2002, announcing the strategic alliance with Bolnisi Gold NL to take the Ocampo project into production, Gammon Lake believes the press release issued by Bolnisi on this matter will be of interest to its shareholders. Mr. Michael Kociumbas is the qualified technical person responsible for the Watts, Griffis and McOuat report referred to in the Bolnisi Press Release. The resource described in the Bolnisi Press Release refers only to a portion of the resource previously reported by Gammon Lake for the entire Ocampo project (Press Release #6-February 28,2001). The Bolnisi press release dated January 29th, 2002 is set out below:

BOLNISI GOLD NL PRESS RELEASE RE OCAMPO GOLD SILVER PROJECT

The Directors are pleased to announce that the Company has entered into an agreement over the Ocampo Gold-Silver Project, located in the Sierra Madre Occidental metallogenic province, Chihuahua, Mexico. As set out in detail below, this agreement, with Gammon Lake Resources Inc. (‘Gammon Lake’), a Canadian public listed company, gives Bolnisi Gold NL (‘Bolnisi’ or the ‘Company’) the right to earn a 60% interest in a defined area of interest within the Ocampo Project and the gold and silver resources contained therein.

The Ocampo Project covers 3,499 hectares and the area of interest covered by Bolnisi’s agreement contains the majority of the already defined existing open pittable oxide resources and, in the Company’s opinion, the majority of any potential for further upside.

THE OCAMPO PROJECT

Summary

•	Three hundred diamond core and reverse circulation drill holes totalling 38,982 metres have been completed on the Ocampo Project, of which 197 holes totalling 28,517 metres have been drilled in the area of interest covered by Bolnisi’s agreement.

•	A third party resource estimate, based on standard cross sectional techniques, has been completed by Watts Griffis McOuat Ltd (‘WGM’) of Toronto, Canada. The Ocampo Project gold and silver resources in all classes currently total 1.32 million ounces of gold and 55 million ounces of silver grading 1.49 g/t gold and 63 g/t silver. Of these resources, 888,000 ounces of gold and 34.8 million ounces of silver grading 1.29 g/t gold and 50 g/t silver are in the area of interest covered by Bolnisi’s agreement (see table below).

•	Metallurgical test work has been undertaken by Kappes, Cassiday & Associates (‘KCA’) of Reno, Nevada, USA since 1998. Bottle roll tests have demonstrated the amenability of gold and silver to cyanide extraction. Metallurgical test work to date has indicated high silver and gold recoveries may be achieved using standard cyanide milling techniques. Column tests are in progress and are yielding promising results for excellent heap leach recoveries.

•	Unoptimised cone pits on the Plaza de Gallos-Refugio and Picacho deposits, which are included in the area of interest covered by Bolnisi’s agreement, indicate an ore to waste strip ratio of 1:4.85.

•	Ocampo is a classic Tertiary volcanic epithermal gold silver district with a known productive ore horizon exceeding 700 metres in thickness located near the centre of a 40 kilometre wide caldera along a series of WNW trending structures.

•	The potential exists to more than double the current resource. Drilling to date has only penetrated the upper 100 to 150 metres of the system in most areas tested and numerous targets remain.

•	The Ocampo Project is located 25 kilometres by improved dirt road from Federal Highway 16, a major transportation route across northern Mexico, with excellent infrastructure in a mining district. Mexico is a pro-mining country with laws and regulations which, while protecting the environment, encourage and promote mine development.

Geology and Mineralisation

The Ocampo Project is located near the centre of a 40 kilometre wide caldera along a series of WNW trending structures. Within the caldera, intermediate to felsic volcanic rocks, with lesser amounts of volcaniclastic and granitic intrusives, are exposed at the surface. The WNW trending shear zones/faults are economically important as the loci of precious metal deposits.

The mines in the Ocampo district are located in a thick sequence of tuffs and flows which vary in a composition from basal andesites to upper rhyolites. The andesites of the Lower Volcanic Series are the predominant rock type hosting the target areas.

Ocampo is a classic gold-silver epithermal district and in general is classified as a pluton related adularia-sericite system. Gold-silver mineralisation is found within brecciated and banded quartz in silicic and phyllically altered andesite. Precious metal values are contained as native gold, argentite and electrum. Historic production averaged 8 g/t gold and 300 g/t silver.

Two distinct styles of gold mineralisation are found within the project area. High grade veins near the town of Ocampo, 1 to 12 metres in width, currently being worked along strike lengths up to 1.5 kilometres and depths to 400 metres. The other style of mineralisation is characterised by large WNW trending structures such as the Conico, Santa Eduviges, Candelaria and Matulera shears, all of which are included in Bolnisi’s area of interest. Here, gold is found in brecciated and stockworked zones, 60 to 150 metres wide. These shear zones have strike lengths in excess of 4 kilometres and topographic exposure over 300 metres. These form the principal resource base for the Bolnisi project area.

Resources

A cross sectional resource estimate has been calculated and audited by WGM. WGM found this resource estimate to comply in all respects to Canadian National Instrument 43-101 and to be in agreement with the geological interpretation, parameters and methods used.

Measured and Indicated ore blocks were defined using an external 0.5 g/t eAu (gold equivalent) cut off (50:1 silver to gold ratio, gold at $US260 per ounce, silver at $US5.20 per ounce). The specific gravity used was 2.5 tonnes per cubic metre.

Resource estimates were calculated for a portion of the deposits drill tested to date with the following results for Bolnisi’s area of interest:

Resource	Grade (g/t)		Tonnes	Ounces
	Gold	Silver		Gold	Silver
Measured	1.39	66	7,380,000	330,800	15,706,600
Indicated	1.20	36	9,233,333	356,900	10,594,200
Inferred	1.28	54	4,870,000	200,100	8,516,900

Significant potential exists at other targets with in the project boundaries. Historic workings extend well below the depth of current drilling, indicating a continuation of mineralisation.

Metallurgy

Initial work to test the viability of heap leach extraction is being undertaken. Six flooded column test have been completed. The recovery rates to date of gold and especially silver in these tests have been highly encouraging and are tabulated below.

Crush Size (mm)	Days Under Leach	Gold Recovery (%)	Silver Recovery (%)
83% -1.7	117	91	76
100% -9.5	143	88	63

Bottle roll tests were completed by KCA. Average recoveries for the 21 tests (-200 mesh grind size) are 97.1% for gold and 83.4% for silver. Reagent consumption averaged 0.4 k/t cyanide and 1.9 k/t lime.

Based on the above tests, both heap leach and conventional milling techniques result in excellent recovery of both gold and silver. An expanded metallurgical test program is planned as part of the feasibility study.

Geotechincal and Site Selection Work

KCA has conducted an onsite study to determine the location of leach pad and/or tailings facilities and a processing plant site. A suitable area, capable of holding 21 million tonnes of ore was located northwest of the Plaza de Gallos and Refugio deposits.

A preliminary pit slope stability study has been undertaken. The results of this work indicate high rock mass strength is present producing potential pit slopes of up to 60º. Geotechnical core drilling will be completed prior to completion of a feasibility study in order to finalise open pit design parameters.

THE AGREEMENT

Bolnisi and Gammon Lake have entered into a letter of intent with the following principal terms:

•	Both parties have a 60 day period to carry out due diligence.
•	Bolnisi will pay Gammon Lake CDN$30,000 per month commencing the month following the completion by Bolnisi of its due diligence and the decision to proceed with the joint venture until Bolnisi has earned its interest or withdrawn from the venture.
•	Bolnisi will manage the Ocampo Project feasibility and development and subsequent operation and will earn a 60% interest by putting the project into production at a rate of not less than 1.25 million tonnes per annum at Bolnisi’s expense.
•	If the project is not in production within 18 months following completion of due diligence, and the decision by Bolnisi to proceed with the joint venture, Bolnisi will pay Gammon Lake CDN$100,000 per month until Bolnisi has earned its interest or withdrawn from the venture.
•	If the project is not in production within 24 months following completion of due diligence Gammon Lake will retain 100% of the Ocampo Project.
•	Bolnisi will pay US$60,000 to the underlying land owners at the Ocampo Project not later than 23 May 2002 provided that Bolnisi has not withdrawn from the venture.
•	Bolnisi and Gammon Lake will be responsible for their respective shares of seven annual payments of US$1,000,000 to the underlying land owners at the Ocampo Project beginning on the first anniversary of the commencement of production at the Ocampo Project.
•	Bolnisi will be granted a first right of refusal to match any third party offer to Gammon Lake to develop any of the Ocampo Project area resources outside the area of interest covered by Bolnisi’s agreement.

OTHER

In accordance with the Australian Stock Exchange Limited Listing Rules 5.10, 5.12 and 5.13, technical information in this announcement has been compiled by Kenneth Phillips of VOP Mining Services Pty Ltd, a competent person who is a corporate member of the Australasian Institute of Mining and Metallurgy, based on a report prepared by consultants Watts Griffis and McOuat of Toronto, Canada. Watts Griffis and McOuat are not members of the Australasian Institute of Mining and Metallurgy and resource statements herein do not therefore conform strictly to JORC rules. However, they do conform to appropriate Canadian standards including National Instrument 43-101 and the guidelines set down by the Canadian Institute of Mining, Metallurgy and Petroleum. Kenneth Phillips accepts responsibility for the mineral resource estimates contained in this announcement. He is also a Director of Bolnisi Gold NL.

For further information, contact Norman Seckold or Peter Nightingale on (61-2) 924-75300.

— END OF BOLNISI PRESS RELEASE —

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration company with properties in Mexico. The Company's website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM.

For further information please contact: Terence Donahoe, Q.C., Chairman of the Board & Senior V.P., Inquiries and Investor Relations, Gammon Lake Resources Inc., tel: 902-468-0614 / fax: 902-468-0631.

CAUTIONARY STATEMENT
No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially form those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.